MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	January 20, 2016
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on December 16, 2015 relating to the merger of the JNL/Invesco Large Cap Growth Fund into the JNL/BlackRock Large Cap Select Growth Fund, both series of the JNL Series Trust ("Registrant")
File No:  333-208570

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on January 7, 2016.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on December 16, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.	Please include the proxy and voting instruction cards with the Registration Statement filing.

RESPONSE:      The Registrant confirms that proxy and voting instruction cards were included in the preliminary N-14 filing on December 16, 2015 as Exhibit 17.

c.	Under the section entitled, "How an Insurance Company will Vote," the Registrant states that the Insurance Company and its affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners. Please explain the legal basis for proportionately voting shares and please confirm that this disclosure is also made in the regulated investment company's Registration Statements.

RESPONSE: Rule 6e-2 under the Investment Company Act of 1940, as amended, provides that a life insurer shall cast its votes for and against each matter which may be voted upon by contractholders in the same proportion as the votes cast by contractholders.  The Registrant is not aware of any requirement to include this language in a fund's Registration Statement, and has chosen to include it in proxy statement and N-14 filings because the disclosure is relevant when requesting shareholder votes on a matter.

d.	On pages 2-3 of the Registration Statement, please describe any portfolio repositioning that is expected to occur in connection with the Reorganization. The Registrant's disclosure should explain the extent to which the holdings of each fund may be repositioned and may include an estimate of the holdings of each fund that are expected to be resold.

RESPONSE: The Registrant respectfully declines this request.  As of the date hereof, it would potentially be misleading for the Registrant to estimate the extent to which the holdings of each fund may be repositioned or to include an estimate of the holdings of each fund that are expected to be resold.

e.	On page 3 of the Registration Statement under the last bullet point discussing the expected transaction costs of the Reorganization, please clarify how the costs will be allocated between each fund by stating whether the costs will be based upon relative net assets of each fund. Additionally, the disclosure should quantify how much of the transaction costs will be borne by each fund.

RESPONSE: The Registrant confirms that each Fund will bear its proportionate share of the transaction expenses based on the net asset value of each Fund at the time of the Reorganization.  However, because the date of the Reorganization is several months in the future, the Registrant does not believe that it would be appropriate to further quantify these transaction costs.  As such, the Registrant has made the following update to the language in the disclosure:

The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents and the related legal fees, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction as well as the costs associated with obtaining a consent of independent registered public accounting firm, will all be borne by JNAM, and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization.  Each Fund will bear its proportionate share of the transaction expenses based on the relative net asset value of each Fund at the time of the Reorganization, which typically includes but is not limited to trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable ("Transaction Costs"), associated with the Reorganization.  Such Transaction Costs are estimated to be $181,145.  Please see "Additional Information about the Reorganization" below for more information.

f.	On page 3 of the Registration Statement under the first full bullet point, please provide the net asset amounts in billions instead of thousands of millions for Plain English purposes.

RESPONSE:  The Registrant has updated the language as requested.

g.	On page 3 of the Registration Statement under the first full bullet point and on page 12 under "Board Considerations," please confirm that the net asset amounts provided are as of September 30, 2015 because the numbers do not agree with the September 30, 2015 N-Q filing.

RESPONSE:      In all places where applicable, the Registrant has updated the net asset amounts in the Registration Statement to match the net asset amounts provided for in the September 30, 2015 N-Q filing.

h.	On page 3 of the Registration Statement under the fourth full bullet point, please confirm that the management fee for the JNL/BlackRock Large Cap Select Growth Fund is supposed to be 0.60% when the table on page 4 says that the management fee is 0.61%.

RESPONSE:   The Registrant notes that fourth full bullet point on page 3 is providing that 0.60% is the actual maximum management fee as of September 30, 2015 whereas the table on page 4 is providing that 0.61% was the management fee as of December 31, 2014.  The difference of 1 basis point can be explained because of the different asset size of the Fund between that time period.

i.	On page 4 of the Registration Statement, please update the fee tables with most current expense information including any waiver information to the extent possible and include in the comment response letter any updates to the extent available.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2014 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant's fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires "a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed" by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant "base the percentages of "Annual Fund Operating Expenses" on amounts incurred during the Fund's most recent fiscal year."  For the purposes of Form N-1A, the presentation of "amounts incurred during the Fund's most recent fiscal year" is linked to the fund's financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that "the amount of expenses deducted from the Fund's assets are the amounts shown as expenses in the Fund's statement of operations."  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund's statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that "if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year."  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant's filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2014.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2014 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

j.	On page 7 of the Registration Statement, under the "Comparison of Principal Risk Factors" section, please clarify in a narrative the similarities in the risk profiles of each fund and explain why the JNL/Invesco Large Cap Growth Fund does not have equity securities risk as a principal risk.

RESPONSE: The Registrant notes that a narrative description of the similarities in the risk profiles of each fund is already included on page 2 of the Registration Statement under the third bullet point.  The Registrant will be supplementing the prospectus for the JNL/Invesco Large Cap Growth Fund prior to January 29, 2016, which is the effective date of this Registration Statement, to add both equity securities risk and large capitalization risk as principal risks for the Fund, which will also be added to this Registration Statement.

k.	On page 11 of the Registration Statement, please provide the Plain English disclosure for "pro rata" used in the section relating to the "Description of the Securities to Be Issued."

RESPONSE: The Registrant respectfully declines this request given that pro rata is the most appropriate term in Plain English that could be used in this disclosure and that it is a term that is easily understood by most people.

l.	Please complete the blanks on pages 9-10, 24 and 25 and include in the correspondence responding to the Staff's comments.

RESPONSE: The Registrant notes that much of the blank information is currently not available given that it is either based on a future date or that it has not been fully calculated as of the date of this letter.  The Registrant confirms that all of the blanks in the Registration Statement will be included in the definitive Registration Statement filing, which will be filed as a 497c.

m.	On pages 12-13 of the Registration Statement, under the "Board Considerations" section, please provide in the disclosure any considerations that were adverse to the Reorganization considered by the Board.

RESPONSE: The Registrant refers the Commission Staff to the "Board Considerations" section, which discusses all the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

n.	On page 14 of the Registration Statement, under the "Federal Income Tax Consequences of the Reorganization" section, please clarify the sentence that states "The Acquired Fund may dispose of a portion or all of its portfolio securities in connection with and prior to the Reorganization." This sentence seems overly broad, so please expand the disclosure to explain how the holdings will be repositioned in connection with the Reorganization.

RESPONSE: The Registrant respectfully declines this request because it does not believe that the statement is overly broad, since it is currently impossible to predict exactly how holdings will be repositioned in connection with the Reorganization based on the variances of market conditions.

o.	In accordance with Form N-14, Item 10(a)(iii), please provide the date of the prospectus to which the Statement of Additional Information relates and any other identifying information.

RESPONSE: The Registrant notes that the date of the prospectus, January 29, 2016, is provided for in the Statement of Additional Information at the bottom of page C-1.

p.	In the pro forma section of the Statement of Additional Information, please describe any portfolio repositioning that is expected to occur in connection with the Reorganization. The Registrant's disclosure should explain the extent to which the holdings of each fund may be repositioned and may include an estimate of the holdings of each fund that are expected to be resold.

RESPONSE: The Registrant respectfully declines this request.  As of the date hereof, it would potentially be misleading for the Registrant to estimate the extent to which the holdings of each fund may be repositioned or to include an estimate of the holdings of each fund that are expected to be resold.

q.	In the pro forma section of the Statement of Additional Information, please clarify how the transaction costs will be allocated between each fund by stating whether the costs will be based upon relative net assets of each fund. Additionally, the disclosure should quantify how much of the transaction costs will be borne by each fund.

RESPONSE: The Registrant confirms that each Fund will bear its proportionate share of the transaction expenses based on the net asset value of each Fund at the time of the Reorganization.  However, because the date of the Reorganization is several months in the future, the Registrant does not believe that it would be appropriate to further quantify these transaction costs.  As such, the Registrant has made the following update to the language in the disclosure:

The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents and the related legal fees, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of 1986 (the "Code") of the tax treatment of this transaction as well as the costs associated with obtaining a consent of independent registered public accounting firm, will all be borne by JNAM, and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization.  Each Fund will bear its proportionate share of the transaction expenses based on the relative net asset value of each Fund at the time of the Reorganization, which typically includes but is not limited to trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable ("Transaction Costs"), associated with the Reorganization.  Such Transaction Costs are estimated to be $181,145.

r.	Please state supplementally which Fund will be the survivor for accounting purposes following the Reorganization.

RESPONSE: The Registrant confirms that the JNL/BlackRock Large Cap Select Growth Fund will be the survivor for accounting purposes following the Reorganization.

s.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2015, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

January 20, 2016

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File No: 033-87244

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary